March 20, 2006

The Securities and Exchange Commission

100 F Street

Washington, DC 20549

Attention:

Mr. B. Skinner, Accounting Branch Chief, and

Ms. C. Davis, Staff Accountant

Re:

MIAD Systems Inc.

Item 4.01 Form 8-K/A Filed February 17, 2006-03-20

Form 10-KSB for fiscal 2005

Responses to the comments in the SEC letter dated February 22, 2006

File # 000-30801

Dear Sir/Madam:

We are please to provide herein, our responses to your letter dated February 22, 2006.

The Company hereby provides the following acknowledgements:

(a)

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)

SEC Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission form taking any action with respect to the filing; and

(c)

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

MIAD Systems Inc.

Michael A.S. Green

President and Chief Financial Officer

MIAD Systems Inc.

Attachment to our letter of

Item 4.01 Form 8-K/A Filed February 17, 2006-03-20

March 20, 2006

Form 10-KSB for fiscal 2005

Responses to the comments in the SEC letter dated February 22, 2006

File # 000-30801

1	The 8-K/A referred to in your letter dated February 22, 2006 has been revised. The consent letter from Sloan Partners LLP has been replaced.	Form 8-K/A filed February 24, 2006 Form 8-K/A filed February 24, 2006
2

This item refers to item #3 contained in the SEC letter dated February 14, 2006. The query concerns compliance with Item 307 and Item 308 of Regulation S-B.

The letter also concerns disclosures required by Item 307 of Regulation S-B.

The Company satisfied the requirements of Item 307 by conducting a review of periodic reports, discussions with members of management, reviews of operations, cash flows and financial condition.

The Company prepared the appropriate report in connection with Item 307 to properly disclose the review and conclusions reached. The certification was attached to the 10-KSB as Exhibit 31.1

The certification provided as Exhibit 31.1 is in compliance with Item 601 of regulation S-B since the form and content is in compliance with the instructions thereto.